UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 7

Under the Securities Exchange Act of 1934

Langer, Inc.
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Name of Issuer)

Common Stock, $0.02 par value
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Title of Class of Securities)

515707107
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(CUSIP Number)

Langer Partners, LLC
Kanders & Company, Inc.
Warren B. Kanders
One Landmark Square
Stamford, CT 06901
(203) 552-9600
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 23, 2007
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

SCHEDULE 13D

CUSIP No. 515707107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Langer Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,506,856
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,506,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,506,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 515707107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kanders & Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 475,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 475,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 515707107	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* n/a
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 943,219
	8	SHARED VOTING POWER 1,981,856
	9	SOLE DISPOSITIVE POWER 943,219
	10	SHARED DISPOSITIVE POWER 1,981,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D filed February 23, 2001 (the "Schedule 13D") by Langer Partners, LLC, Kanders & Company, Inc., and Warren B. Kanders with respect to shares of common stock, par value $.02 per share, of Langer, Inc., a Delaware corporation, as amended by Amendments Nos. 1, 2. 3, 4, 5 and 6 to the Schedule 13D, is hereby further amended by this Amendment No. 7 to the Schedule 13D. Information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares acquired as reported in Section 5(c) of this Amendment were acquired in exchange for services rendered and to be rendered by one or more of the Reporting Persons.

Item 4.	Purpose of Transaction.

The Reporting Persons are reporting their agreement to vote in favor of the approval and ratification of the issuance of an aggregate of $28,880,000 of the Company's 5% Convertible Subordinated Notes (the "5% Notes") and the issuance of 6,183,492 shares of common stock issuable upon conversion of the 5% Notes. As reported in Item 5 of this Amendment No. 7, Warren B. Kanders holds $2,000,000 of the 5% Notes, which are convertible into 428,219 shares of the Company's Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)	Beneficial Ownership.

(1)
Kanders & Co. beneficially owns (i) options (the “Kanders & Co. Option Shares”) to purchase an aggregate of 100,000 shares of Common Stock, (ii) 100,000 shares which were issued to Kanders & Co. as a restricted stock award (the "RSA Vested Shares"), and the 275,000 shares (the "Kanders & Co. Outstanding Shares") acquired by purchase on the open market. The aggregate of shares beneficially owned by Kanders & Co. Option Shares consti-tute 3.8% of the Issuer’s outstanding shares of Common Stock.

(2)
Langer LLC beneficially owns (i) 1,491,856 shares of Common Stock which are presently issued and outstanding (the "LLC Outstanding Shares"), and (ii) warrants issued September 30, 2004 (the "Warrants") to purchase 15,000 shares (the "Warrant Shares") of Common Stock. The foregoing shares collectively constitute 12.1% of the Issuer’s outstanding shares of Common Stock.

(3)
Warren B. Kanders (i) directly owns options to purchase 515,000 shares (the "WBKanders Option Shares"), (ii) as trustee for a member of his family, owns $2,000,000 of the Issuer's 5% convertible subordinated notes due December 7, 2011 (the "5% Notes"), which are convertible into 428,219 shares (the "5% Note Conversion Shares") of Common Stock, and the 500,000 shares (the "WBKanders Unvested RSA Shares") described in paragraph 5(c) of this Amendment No. 7. The WBKanders Option Shares, the 5% Note Conversion Shares and the WBKanders Unvested RSA Shares constitute 8.4% of the Issuer's outstanding Common Stock. (As indicated in paragraph 5(c), the WBKanders Unvested RSA Shares are not presently outstanding and carry no voting rights at the present time.)

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(4)
Warren B. Kanders, the sole shareholder and sole director of Kanders & Co., and the sole voting member and manager of Langer LLC, may be considered the beneficial owner of (i) the Kanders & Co. Option Shares, as to which Mr. Kanders disclaims beneficial ownership, (ii) the LLC Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership, (iii) the 5% Note Conversion Shares and Warrant Shares, as to which Mr. Kanders disclaims beneficial ownership, (iv) the Kanders & Co. Outstanding Shares, as to which Mr. Kanders disclaims beneficial ownership. All such securities, together with the WBKanders Option Shares and the WBKanders Unvested RSA Shares would constitute 23.5% of the Issuer’s outstanding shares of Common Stock, assuming the exercise or conversion of the aforesaid options, warrants and 5% Notes, and the vesting of the WBKanders Unvested RSA Shares.

Each of the above percentage calculations is based upon an aggregate of 12,491,968 shares of Common Stock outstanding, which represents the sum of (i) 10,062,373 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2006, (ii) 379,167 shares issued in connection with the Issuer's acquisition of assets from Regal Medical Supply, LLC, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on January 12, 2007, (iii) 999,375 shares issued in connection with the Issuer's acquisition of the capital stock of Twincraft, Inc., as reported in the Issuer's Current Report on Form 8-K filed with the Commission on January 29, 2007, and (iv) 1,058,219 shares acquirable by the Reporting Persons under the options, warrants and 5% Notes owned by the Reporting Persons, but not including the WBKanders Unvested RSA Shares, which will not have voting rights for at least the next 15 months.

(b)	Voting and dispositive power.

(i)
Kanders & Co. may be deemed to share the power to vote and dispose of (A) the Kanders & Co. Option Shares (which cannot be voted until they are issued and outstanding), (B) the RSA Vested Shares, and (C) the Kanders & Co. Outstanding Shares, with Warren B. Kanders, its sole shareholder.

(ii)
Langer LLC may be deemed to share the power to vote and dispose of (A) the 1,491,856 Outstanding Shares, and (B) the 15,000 Warrant Shares (which cannot be voted until they are issued and outstanding) with Warren B. Kanders, its sole voting member and sole manager.

(iii)	Warren B. Kanders:

(A)	has sole power to vote and dispose of the WBKanders Option Shares and the 5% Note Conversion Shares (which cannot be voted until they are issued and outstanding), and

(B)
as the sole shareholder and sole director of Kanders & Co., and as the sole voting member and sole manager of Langer LLC, may be deemed to share the power to vote and dispose of (I) the LLC Outstanding Shares, (II) the Kanders & Co. Outstanding Shares, (III) the RSA Vested Shares and, (IV) when issued upon exercise of the aforesaid options and warrants, (1) the Kanders & Co. Option Shares, and (2) the Warrant Shares;

(C)
if and when the WBKanders Unvested RSA Shares become vested, will have sole voting and dispositive power over such shares, subject to the lock-up agreement which will be in force for 18 months following the vesting of such shares. See paragraph 5(c) below.

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The transferability of the Kanders & Co. Option Shares, the WBKanders Option Shares and the RSA Vested Shares is subject to restrictions between the Issuer and Kanders & Co. or Mr. Kanders, as applicable. See Item 5, paragraph (c), as set forth in Amendment No. 4 of this Schedule 13D.

(c)	Transactions within the last 60 days.

Effective January 23, 2007, the Issuer granted a restricted stock award to Mr. Kanders pursuant to the provisions of the Issuer's 2005 Stock Incentive Plan (the "2005 Plan") for 500,000 shares (such shares, the "WBKanders Unvested RSA Shares"). Under the terms of the award, the Kanders RSA Unvested Shares are not presently vested and will vest in the event of change of control of the Company or if and when the Company achieves earnings (excluding non-recurring events in the discretion of the Company's Board of Directors) before interest, taxes, depreciation and amortization ("EBITDA") of at least an aggregate of $10,000,000 in any four consecutive calendar quarters, as reflected in the Company's Quarterly Reports on Form 10-Q or Annual Report on Form 10-K, as applicable, commencing with the quarter beginning January 1, 2007. In the event of a divestiture of a business unit of the Company, EBITDA for any such period of four quarters that includes the date of the divestiture shall be the greater of (i) the actual EBITDA for the relevant four quarters, and (ii) the sum of (A) the actual EBITDA through the date of divestiture and (B) the actual EBITDA from the date of divestiture less EBITDA attributable to the divested portion of the business, plus an amount equal to 20% of the purchase price paid to the Company in the divestiture. The shares may not be transferred for a period of 18 months following the vesting of the shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Kanders has agreed (i) not to convert the 5% Notes into the 5% Note Conversion Shares prior to the date on which the stockholders of the Company have approved the issuance of the shares pursuant to the 5% Notes, and (ii) to vote the outstanding shares of common stock owned or controlled by him in favor of ratification and approval of the issuance of the 5% Notes and the shares of common stock issuable upon conversion of the 5% Notes.

Item 7.	Material to be Filed as Exhibits.

99.1	Form of Letter Agreement re non-conversion of 5% Notes.

99.2	Form of Voting Agreement re Approval and Ratification of 5% Notes and Common Stock issuable upon Conversion of 5% Notes.

[Signature Page Follows:]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2007

Langer Partners, LLC By: /s/Warren B. Kanders Warren B. Kanders, Sole Voting Member and Manager
Kanders & Company, Inc. By: /s/Warren B. Kanders Warren B. Kanders, President
/s/Warren B. Kanders Warren B. Kanders

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